UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41506

GLOBAL STAR ACQUISITION INC.

(Exact name of registrant as specified in its charter)

1641 International Drive Unit 208

McLean, Virginia 22101

+1 703 790-0717

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock, one Redeemable Warrant, and one Right

Class A Common Stock, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share

Rights, exchangeable into one-tenth of one share of Class A common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 7*

* Effective as of May 13, 2025, GLST Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of K Wave Media Ltd. (“Purchaser”), consummated the previously announced business combination with K Enter Holdings, Inc., a Delaware corporation (“K Enter”), pursuant to the Business Combination Agreement, as amended. As part of the Business Combination transactions, GLST Merger Sub Inc. merged with and into K Enter (the “Acquisition Merger”), with K Enter surviving the Acquisition Merger as a wholly owned subsidiary of Purchaser. Additionally, Global Star Acquisition Inc. (the “Company”) merged with and into Purchaser (the “Reincorporation Merger”), with Purchaser continuing as the surviving entity. This Form 15 relates solely to the reporting obligations of the Company under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of any other entity.

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Star Acquisition Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GLOBAL STAR ACQUISITION INC.

Date: May 15, 2025	By:	/s/ Anthony Ang
	Name:	Anthony Ang
	Title:	Chief Executive Officer